EXHIBIT 4.15

[Translation]

** This exhibit contains confidential material which has been omitted pursuant to a Confidential Treatment Request. The omitted information has been filed separately with Securities and Exchange Commission.

Outsourcing Fee Agreement

Introduction

This agreement (“Agreement”) is made between Crayfish Co., Ltd. (“Crayfish”) and Global Media Online (“GMO”) (the “Parties”) based on Paragraph 18 of the Outsourcing Agreement between the Parties (“Outsourcing Agreement”) wherein Crayfish has outsourced one part of its hosting business to GMO.

Paragraph 1.   Outsourcing fee

Crayfish will pay the outsourcing fee (“Fee”) to GMO pursuant to the following FORMULA:

Outsourcing Fee = (Price Per Subscriber) times (number of DESKWING subscribers at the first day of the month)

If a) Crayfish shall have forwarded to GMO notice of the Price Per Subscriber (“Notice”); and b) GMO shall have approved in writing such Notice (“Approval”), then the Price Per Subscriber shall have been deemed determined upon Crayfish’s receipt of the Approval.

NOTE:  Price Per Subscriber is calculated by **.

Paragraph 2.   Payment date and method

1.	GMO shall send an invoice to Crayfish by the 10th day of the month following the month for which the Fee has been invoiced (“Invoice Month”). Crayfish will pay to GMO the Fee pursuant to the invoice on the 30th day of the month following the month in which Crayfish has received the invoice (Crayfish shall be responsible for costs incurred in connection with rendering payment). If the invoice payment date coincides with a financial holiday, rendering it impossible for Crayfish to affect payment, then Crayfish shall pay GMO on the following business day.

2.	Crayfish will notify GMO of any discrepancies in the invoice and the Parties will work to resolve such discrepancies.

3.	With respect to “2” above, Crayfish shall pay the Fee to GMO within twenty (20) days following the resolution of such discrepancy (Crayfish shall be responsible for costs incurred in connection with such payments).

Paragraph 3.   Price Per Subscriber

1.	If the parties believe that the Price Per Subscriber in “Paragraph 1” above is not accurate, they may request that the price be adjusted, provided however that an increase in price due to an increase in expenses in connection with restructuring the Operation (**) will not be reflected in the adjusted price calculation. The Parties written consent to the adjusted Price Per Subscriber shall be binding.

2.	The calculation for an adjusted Price Per Subscriber is as follows:

Adjusted Price Per Subscriber =
(Price Per Subscriber prior to adjustment) less
(price variance ÷ number of subscribers on the first day of the adjustment)

3.	Fees following the adjustment of the Price Per Subscriber will be Adjusted Price Per Subscribers Paragraph 3.2 herein times the number of subscribers on the first day of the month in which the Price Per Subscriber has been adjusted.

Paragraph 4.   Special Adjustment of the Price Per Subscriber

1.	If the Price Per Subscriber would be affected by ** the Parties may adjust the Price Per Subscriber.

2.	Such adjustment shall be made pursuant to the following formula:

Adjusted Price Per Subscriber = **

3.	Fees following the above Adjusted Price Per Subscriber will be the Adjusted Price Per Subscriber pursuant to Paragraph 4.2 herein times the number of subscribers on the first day of the month in which the Price Per Subscriber has been adjusted.

Paragraph 5.   Outsourcing costs

1.	In order for GMO to carry out the Undertaking, Crayfish may lend its assets or employees (“Assets”) to GMO, or may second its employees to GMO. In order for GMO to maintain and protect the Assets, GMO will make a good faith effort to assume an assignment of third party contracts (“Third Party Contract”).

2.	Notwithstanding the above, if GMO is unable to assume an assignment of such Third Party Contract, or if such assumption is delayed, then GMO shall compensate Crayfish for all costs expended as a result of GMO’s inability to assume the assignment of the Third Party Contract.

3.	If Crayfish has expended costs in connection with “2” above, Crayfish shall invoice GMO for such expenses in the month in which they were incurred, and GMO shall pay Crayfish pursuant to instructions per the invoice.

4.	Notwithstanding this Paragraph 5, if GMO and Crayfish enter into a separate agreement regarding the Assets, the Parties shall follow such separate agreement.

Paragraph 6.   Other fees

GMO and Crayfish shall enter into a separate agreement regarding covering other fees required to carry out the Undertaking (e.g. laying telephone lines).

Paragraph 7.   Others

Matters not addressed in this Agreement shall be governed by the Outsourcing Agreement.

IN WITNESS WHEREOF, each of party shall execute the Agreement and both Crayfish and GMO shall keep the original.

The date of the Agreement: September 30, 2002

Crayfish Co.,Ltd.
Toshima-ku Ikebukuro 2-2-1 Tokyo
/s/ Kazuhiko Muraki sealed by stamp
Kazuhiko Muraki
President and Representative Director

Global Media Online Inc.
Sakuragaoka-cho, Shibuya-ku 26-1, Tokyo
/s/ Masatoshi Kumagai sealed by stamp
Masatoshi Kumagai
President and Representative Director